

Mail Stop 3628

May 4, 2009

By Facsimile (305) 468-6225 and U.S. Mail

Arthur L. Gallagher
Executive Vice President, General Counsel
  and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, FL 33179

Re: **Ramco-Gershenson Properties Trust**
       PREN14A filed on April 21, 2009 by Equity One, Inc.
       DFAN14A filed April 29, 2009
       DFAN14A filed April 22, 2009
       DFAN14A filed April 21, 2009
       DFAN14A filed April 10, 2009
       File No. 1-10093

Dear Mr. Gallagher:

We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement referenced above.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Beneficial Ownership Reports filed by Equity One, Inc. on Schedule 13D, as amended

1.   Refer to the March 20, 2009 letter from Equity One, Inc. to Ramco-Gershenson, which is filed as Exhibit 99.2 to Ramco-Gershenson's Form 8-K filed on March 25, 2009. The March 20th letter discusses, among other things, a possible combination between Equity

One and Ramco-Gershenson. We note that while you refer to the letter in your preliminary proxy statement filed April 21, 2009, it does not appear you have described the contents of, or filed your March 20th letter as part of your Schedule 13D filings as required under Items 4 and 7 of Schedule 13D. Please amend your Schedule 13D filing accordingly, or advise us.

PREN14A Filed on April 21, 2009

General

2.   We note the disclosure in the letter to shareholders and in the proxy statement that you are soliciting proxies, among other things, "to consider and act upon such other matters as may properly come before the 2009 annual meeting . . . including any additional matters set forth in the proxy statement for the 2009 annual meeting to be filed by Ramco-Gershenson." As you know, Ramco-Gershenson filed its preliminary proxy statement on April 28, 2009. That proxy statement in addition to the election of directors contains two other proposals that we consider substantive matters for which discretionary authority may not be exercised under Rule 14a-4(c). In that regard, please advise us, with a view toward revised disclosure, the legal basis upon which you conclude that proxy holders will be vested with the authority to exercise the level of discretion described in your letter to shareholders. In the alternative, you have two options: (1) you may revise to indicate that by executing and returning your proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that Ramco-Gershenson has proposed in its proxy statement; or (2) you may revise your proxy statement and form of proxy to include the Ramco-Gershenson proposals not currently included in your proxy materials.

3.   The preliminary proxy statement refers security holders to information that the filing persons are required to provide that will be contained in Ramco-Gershenson's proxy statement. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before Ramco-Gershenson distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Ramco-Gershenson proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Questions and Answers about this Proxy Solicitation, page 7

4.   Briefly explain why you do not believe that Ramco-Gershenson's current trustees are not acting and will not act in the best interests of all shareholders. You may refer shareholders to disclosure on point appearing elsewhere in the proxy statement, if appropriate.

5.   Clarify here and throughout your current intentions with respect to a business combination with Ramco-Gershenson. We note that you have discussed such a business combination in the past, but the disclosure in the proxy statement is equivocal with respect to your plans going forward. Please describe your current intentions more clearly.

Background and Reasons For Our Solicitation, page 10

6.   The background description of contacts between you and Ramco-Gershenson leading up to this solicitation is material information with respect to this solicitation. As such, please expand your disclosure concerning, if true, Ramco-Gershenson's proposal to add your two director nominees by expanding the board to nine members. In that regard, we refer you to Ramco-Gershenson's press release dated April 28, 2009 discussing that issue. Your revised disclosure should also include your response to Ramco-Gershenson's proposal and why, if true, you rejected the company's proposal.

7.   Please also revise your disclosure to describe the material contents of your press release dated April 28, 2009, which consists of a letter addressed to the CEO of Ramco-Gershenson. We also note that in that letter your CEO indicates that an outline containing issues you sought to discuss with Ramco-Gershenson was sent on April 25th. Please revise this section to describe the material contents of such outline and any response you received from Ramco-Gershenson.

8.   Support for factual assertions and opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure. Some examples of factual assertions for which supplemental support should be provided to us include the following statements that appear in your proxy statement:

         - your claim that "Equity One has one of the strongest balance sheets in the shopping center sector, with a current equity market capitalization of approximately $1.1 billion and a debt-to-total capitalization ratio of 43.9% (as of December 31, 2008);"

         - your statement that the increase in Ramco-Gershenson's shares on NYSE from March 19, 2009 to April 20, 2009 represents a 20.6% increase in the SNL US REIT Retail Shopping Center index.

9.   You state your belief that recent increases in the trading price of Ramco-Gershenson's stock are attributable to your "efforts to encourage accountability on the part of Ramco-Gershenson's board of trustees and the announcement of [your] intention to propose independent trustee nominees at the 2009 meeting." Explain why you do not attribute as a cause or contributing factor in those increases in share price (1) your proposal of a business combination with the company; and (2) the company's announcement that it was exploring strategic opportunities.

The Independent Candidates, page 13

10.   Please revise your disclosure of the two director nominees' business experience to disclose all business experience for the last five years, including from April 2008 to present, and to address any gaps suggested by the disclosure.

Solicitation of Proxies, page 21

11.   It appears that you intend to solicit proxies via in person, mail, telephone, email, Internet communication or fax. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

12.   We note your disclosure reserving the right to seek reimbursement from Ramco-Gershenson for expenses incurred in connection with this solicitation. Please explain under what circumstances you would seek reimbursement.

Form of Proxy Card

13.   Revise to include disclosure in boldface type that the proxy is not solicited on behalf of the board of directors of Ramco-Gershenson. Refer to Rule 14a-4(a).

14.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions